Exhibit 12.1

Harmonic Inc.

Computation of Ratio of Earnings Available to Cover Fixed Charges

(in thousands, except for ratio amounts)

	Fiscal Year Ended December 31,
	2000	2001	2002	2003	2004

Pre- tax income (loss)	(1,672,579)	(167,213)	(76,418)	(29,133)	2,163

Total fixed charges	2,026	3,700	3,369	3,506	2,882

Total earnings (losses) before fixed charges	(1,670,553)	(163,513)	(73,049)	(25,627)	5,045

Interest expense	28	125	307	154	103

Interest attributable to rentals [a]	1,998	3,575	3,062	3,352	2,779

Total fixed charges	2,026	3,700	3,369	3,506	2,882

Ratio of earnings to fixed charges [b]	—	—	—	—	1.8

a)	Interest attributable to rentals includes one-third of rental expense.

b)	Due to Harmonic’s losses in 2000, 2001, 2002, and 2003, the ratio coverage was less than 1:1. Additional earnings of $1.7 billion, $167.2 million, $76.4 million, $29.1 million would have been required in each of these periods, respectively, to achieve a coverage of 1:1.